SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 31 May 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                              Bank of Ireland Group
                      Preliminary Announcement of Results
                         For the year to 31 March 2007

                             Thursday 31 May 2007



                             Performance Highlights


                                                            Year ended         Year ended      % Change
                                                         31 March 2007      31 March 2006
                                                                                Restated*
Group Profitability (EUR Million)
Profit before tax (PBT)                                          1,958              1,524            28
Non-core items:
Deduct:
-   Gain on disposal of business activities/property             (358)              (176)
-   Gross-up for policyholder tax in the Life business            (19)               (69)
Add:
-   Hedge ineffectiveness on transition to IFRS                      2                  7
-   Investment return on treasury shares held for
    policyholders                                                   68                 75
-   Cost of restructuring programme                                 49                 32

Underlying profit before tax                                     1,700              1,393            22

Per Unit of  EUR0.64 Ordinary Stock (EUR cent)
Basic earnings per share                                         172.2              128.5            34
Underlying earnings per share                                    144.6              118.5            22
Dividend                                                          60.4               52.5            15

Divisional Pre-tax Profit Performance (EUR Million)**
Retail Republic of Ireland                                         698                550            27
Bank of Ireland Life                                               148                134            10
Capital Markets                                                    572                471            21
UK Financial Services                                              441                349            26
Group Centre                                                     (159)              (111)            43
Underlying profit before tax                                     1,700              1,393            22

Group Performance**
Net interest margin (%)                                           1.77               1.79
Cost/income ratio (%)                                               54                 57
Cost/income jaws  (%)                                                7                  5
Impaired loan loss charge                                         9bps              11bps
Return on equity (%)                                                23                  24

Balance Sheet
Total stockholders' equity (EUR Million)                           6,724              5,186            30
Total assets (EUR Billion)                                           189                162            17
Total lending (EUR Billion)                                          130                107            21
Total customer accounts (EUR Billion)                                 72                 62            16

Capital
Tier 1 ratio (%)***                                                8.2                7.5
Total capital ratio (%) ***                                       11.8               11.4
Risk-weighted assets (EUR Billion)                                 112.9               97.5            16


* Restated for change in accounting policy - see page 23

** Based on underlying performance, which excludes the impact of non-core items above.

*** The Financial Regulator has issued a requirement that a Prudential Filter be applied to proposed final dividends with effect from July 2007. If the proposed final dividend was deducted the tier 1 ratio and total capital ratio for the year ended 31 March 2007 would have been 7.9% and 11.5% respectively. This requirement is already in force for Interim Dividends.

Preliminary Statement for the year to 31 March 2007

"We have delivered an excellent performance driven by the continuing successful implementation of our clear and focussed strategy. We are driving growth across all Divisions and delivering cost savings significantly ahead of schedule in our efficiency programme. Bank of Ireland is a revitalised organisation."

Brian Goggin, Bank of Ireland Group Chief Executive, commented


                         Group Performance Highlights*

-         Excellent underlying Group profit before tax (PBT) growth of 22%
- Growth & investment strategies delivering strong performance across all Divisions
-         Strategic Transformation Programme significantly ahead of schedule
-         Strong volume growth across the Group: loans +21% and resources +16%
- Group income increased by 13% benefiting from strong volume growth and a slowing rate of margin attrition
-         Cost growth well contained at 6%:
            o Significant improvement in our efficiency ratio - cost/income ratio down 3% to 54%
            o  Excellent cost / income jaws performance of 7%
-         Asset quality remains excellent - impairment charge of 9bps
-         Strong Capital ratios:
            o  Total capital ratio 11.8%
            o  Tier 1 capital ratio 8.2%
            o  Equity tier 1 ratio 5.2%

                             Divisional Highlights*

-         In Retail Republic of Ireland: PBT +27%
            o Excellent business momentum with strong growth in resources and lending
            o Mortgages, Business Banking and Private Banking all delivering strong performances
            o Significant efficiency gains resulting in improved cost / income performance
-         In Life: Operating profit +29%
            o Exellent sales growth and effective cost-control driving performance
            o PBT growth of 10% reflecting impact of significant positive investment variance in prior year
-         In Capital Markets: PBT +21%
            o  A particularly strong performance from Corporate Banking PBT +56%
            o Investment in expanding our international franchise driving strong and sustainable growth
            o Arrangement fees and some loan loss provision write-backs during the period contributing to this performance
            o Strong performance delivered by Global Markets against a backdrop of challenging markets PBT +7%
            o  Asset Management performed in line with expectations PBT -22%
-         In UKFS: PBT +26%
            o Return from investment strategies continuing to deliver excellent performance
            o Business Banking a key driver of performance PBT +37% - with excellent growth in loans and resources
            o Mortgage Business PBT +8% - driven by strong growth in specialist lending
            o  UK Post Office relationship progressing well
               - Post Office Financial Services (POFS) reached break-even in the second half of the financial year
               - First Rate Exchange Services (FRES) performed well in challenging market conditions.

*Note: based on underlying performance which excludes the impact of non-core items


Forward-looking statement

This statement contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (" the Group") plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', ' plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the international capital markets, the Group's ability to expand certain of its activities, competition, the Group's ability to address information technology issues and the availability of funding sources. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.


For further information please contact:

John O'Donovan                     Geraldine Deighan                  Dan Loughrey
Chief Financial Officer            Head of Group Investor Relations   Head of Group Corporate
                                                                      Communications
Tel: 353 1 632 2054                Tel: 353 1 604 3501                Tel: 353 1 604 3833


Bank of Ireland will host a results presentation at 9.00am today, 31 May 2007 at the following venues:

Bank of Ireland Head Office, Lower Baggot Street, Dublin 2
UBS Investment Bank, 1 Finsbury Avenue, London EC2M 2PP

This presentation will be simultaneously webcast on our website:
www.bankofireland.ie/investor

Overview

Bank of Ireland Group has delivered an excellent performance in the year to 31 March 2007. Group profit before tax (PBT) is up 28% to EUR1,958m and basic earnings per share up 34% to 172.2c. Excluding non-core items, Group underlying PBT and EPS are both up 22% to EUR1,700m and 144.6c respectively. This performance has been achieved by the excellent execution of our clear and focussed strategy of driving growth from our leading Irish franchise, growing our businesses in the UK and building our international niche, skill-based businesses.

Ireland's positive macroeconomic and demographic backdrop continues to support the very strong performance in our Retail and Life businesses with profit growth of 27% (PBT) and 29% (Operating profit) respectively. The economic outlook remains positive and we expect GDP growth to outpace that of the eurozone average over the medium term. We compete from a position of real strength in our core market: we have the leading distribution platform; the broadest product offering; a relentless focus on customer service; and highly committed employees. Collectively, these translate into a sustainable competitive advantage and provide us with the capability to drive further growth in a competitive marketplace.

In the UK we have successfully restructured our businesses and now have a clear focus on three areas with significant growth potential: business banking, mortgages and consumer financial services. This clear focus, combined with our continued investment in the Division, has resulted in an excellent performance with UK Financial Services PBT growth of 26% to GBP299m. Business Banking has been a key contributor to this performance delivering very strong loan and resource growth. In Mortgages, we continue to build our specialist lending portfolios. In Consumer Financial Services, we continue to build on our successful relationship with the UK Post Office. POFS reached breakeven in the second half of the financial year and by May 2007 had in excess of 1 million customers - through First Rate Exchange Services (FRES), we remain the leading provider of personal foreign exchange services with a market share of 30%.

Capital Markets delivered an excellent performance with PBT growth of 21% to EUR572 million. Corporate Banking delivered particularly strong results as we continued our geographic expansion in the UK, the US and Continental Europe. Strong growth in customer income was a particular feature in Global Markets. Our asset management business made progress in its turnaround phase with performance in the business in line with expectations. In October 2006, the Group completed the sale of its 90.444% shareholding in J&E Davy Holdings Limited (Davy, the Group's stockbroking business) with a profit on disposal of EUR229m.

A priority for the Group during the year was to strengthen our capital position. We achieved this through the successful execution of mortgage securitisations and the sale and leaseback of 36 of our retail branches in Ireland. Active capital management remains a core focus and continues to support the growth in our business.

As we invest to deliver on our strategic growth agenda, our focus on cost control remains strong. The Strategic Transformation Programme, launched in March 2005, was designed not only to remove significant costs from the business, but also to embed a culture within the organisation where operational efficiency in the middle and back office would support our ambitious growth objectives. This is based on achieving economies of scale and building capability by centralising certain activities and outsourcing others.

On the launch of the Strategic Transformation Programme in March 2005 we set a cumulative annualised savings target of EUR120 million to be achieved by March 2009. In the year to 31 March 2007, we have delivered cost savings of EUR95 million against a target of EUR75 million. Our Group cost / income ratio was reduced by 3 percentage points to 54%. We expect to achieve annualised savings of EUR140 million by March 2008 and thus complete the Strategic Transformation Programme at that date, one year ahead of schedule. This programme has fundamentally changed and strengthened our business providing us with an efficient platform to drive sustainable profitable growth. The central elements of this programme - efficiency, capability and scalability are being embedded in the culture of Bank of Ireland and will enable the Group to achieve a cost / income ratio of mid 40s percentage points in the medium term.

A significant contributor to our efficiency gains has been the introduction of our new business model under which we have:

- Consolidated and standardised similar activities into a single manufacturing function now employing in excess of 4,500 staff. Activities include credit operations, contact centres, payments, IT and banking services; and

- Consolidated support functions into single Group-wide centres of excellence. Activities include human resource management, finance, legal services and corporate communications.

A key enabler in this process has been the outsourcing of a number of activities including facilities management, procurement, and learning.

Bank of Ireland Group has made considerable progress in recent years in the
implementation of a clear and focussed strategy.   We have launched our new
operating model, we have further strengthened our domestic franchise in Ireland, we have revitalised our UK Financial Services Division, and we are successfully developing our international growth platforms. As we stand today, Bank of Ireland Group is a much strengthened, re-focused and re-energised organisation. Based on the progress we have made and positive economic indicators in our main markets we see significant potential for further enhanced growth, in particular the opportunity for accelerated growth from our international businesses as a result of our ongoing investment.

To maximise this potential we have set out a number of strategic priorities for the Group:

-          To drive further growth from our leading Irish franchise
- To significantly reposition the geographic earnings profile of the Group increasing the profit contribution from our international businesses to over 50%
               o     Grow the United Kingdom as our second core market
               o Drive significant international expansion in our niche skill based businesses with a particular US focus
-          Maximise efficiency from our new business model

Based on the successful implementation of these strategic priorities we are confident that we will deliver a strong and sustained earnings performance over the medium term.

Outlook to March 2008

Looking to the year ahead, the economic conditions in our major markets remain positive and supportive of business growth. We remain confident that our strong franchise in Ireland will enable us to continue to meet the challenges of a competitive marketplace. We expect to see continued growth in both our revitalised UK business and our other international operations. During the year we will continue to invest in our business to support continuing growth into the future. We will maintain our relentless focus on costs and expect further efficiencies to be achieved in our drive to further reduce our cost / income ratio. We remain vigilant to any indications of a change in the credit environment which remains exceptionally benign. We are guiding a low double digit percentage growth in underlying EPS for the year to 31 March 2008 (from a base of 144.6 cent for the year to 31 March 2007).

Divisional Performance

Divisional Profit Before Tax
                                                             31 March 2007     31 March 2006         % Change
                                                                                   Restated*
                                                                      EURm              EURm

Retail Republic of Ireland                                             698               550               27
Bank of Ireland Life                                                   148               134               10
Capital Markets                                                        572               471               21
UK Financial Services                                                  441               349               26
Group Centre                                                         (159)             (111)               43
Underlying profit before tax                                         1,700             1,393               22
Non-core items                                                         258               131
Profit before tax                                                    1,958             1,524               28

*Restated for change in accounting policy - see page 23


Retail Republic of Ireland

Retail Republic of Ireland incorporates our Mortgage, Consumer Banking, Business
Banking and Private Banking activities in the Republic of Ireland.

Retail Republic of Ireland delivered an excellent performance for the year to March 2007 with PBT growth of 27%. Our unrivalled distribution, the scope of our product range and our commitment to service excellence continue to underpin our leading franchise. In a competitive marketplace we have retained our leading position as the number one provider of mortgages in Ireland. In Business Banking we successfully targeted the fast growing SME and start-up segments with a competitive offering that has driven growth and enabled us to strengthen our competitive position in this market. We continue to drive very significant growth from our Private Banking business.

Retail Republic of Ireland: Income Statement

                                                            31 March 2007     31 March 2006          % Change
                                                                   EURm              EURm

Net interest income                                               1,311             1,119                17
Other income                                                        377               356                 6
Total operating income                                            1,688             1,475                14
Total operating expenses                                            927               871                 6
Operating Profit before impairment losses                           761               604                26
Impairment losses on loans and advances                              63                54                17
Profit before tax                                                   698               550                27

Net interest income increased by 17% driven by strong volume growth and a further reduction in the rate of margin attrition. The rate of margin attrition was considerably less than in recent years as the returns achieved on customer resources improve in a rising interest rate environment. Loan growth year on year was an excellent 25%. Loan book growth in Business Banking was particularly strong at 33% reflecting our continuing focus on increasing our share of this high growth sector. Through our advice-led products, distribution capability and service focus we maintained our leading position in mortgages with book growth of 22%, in line with the market. Rising interest rates have contributed to slowing of new business volumes in the residential property market. Personal lending has shown strong growth of 19%. Resources growth was 11% having slowed towards the year-end in line with the market.

Other income is up 6%. Substantial growth in credit card income and Private Banking fees offset a reduction in current account fee income associated with our personal current account free banking offer.

The continuing successful implementation of the Strategic Transformation Programme and new business model has enabled us to control costs. Our Group Manufacturing function is driving consolidation and standardisation in order to deliver productivity improvements. In particular, the consolidation of our customer contact, credit operations and back-office processing has improved the operating leverage in the business, resulting in restrained cost growth of 6% and a favourable cost / income jaws of 8%. The cost / income ratio declined significantly by 4% to 55%.

Asset quality remains excellent across our retail business. The impairment losses on loans and advances were EUR63 million or 14bps as a percentage of average advances. This compares to EUR54 million or 15bps for March 2006.

Bank of Ireland Life

Bank of Ireland Life, the Group's life and pensions business, performed very strongly during the year with buoyant new business sales across all distribution channels contributing to further market share gains. Operating profit grew by 29% to EUR146 million.

Bank of Ireland Life achieved excellent growth in sales with a 27% increase on an annual premium equivalent basis. Growth in single premium business was particularly impressive with a 46% increase. Market share increased by one percentage point to 26%. The favourable economic and demographic backdrop ensures the outlook remains positive.

IFRS Performance
                                                       31 March 2007      31 March 2006           % Change
                                                              EURm                 EURm

Operating Income                                               250                208                 20
Operating Costs                                                104                 95                  9
Operating profit                                               146                113                 29
Investment variance                                              2                 17
Discount rate change                                             -                  4
Profit before tax                                              148                134                 10

Operating profit grew by an impressive 29% on the back of strong sales and good cost control. Against this backdrop the operating cost / income ratio fell from 46% to 42%. Growth in profit before tax at 10% primarily reflects the impact of the significant positive investment variance in the prior year.

Embedded Value Performance

The alternative method of presenting the performance of our Life business is on an Embedded Value basis. Under this approach, Bank of Ireland Life also shows a strong performance with operating profit up 21% to EUR175 million. The value of new business has grown particularly strongly with improved margins, reflecting the economies of scale from higher volumes and good cost control. Profit before tax is lower due to the impact of the significant positive investment variance in the prior year.

                                                       31 March 2007      31 March 2006           % Change
                                                                EURm               EURm

New business profits                                           114                 78                 46
Existing business profits
     - Expected return                                          83                 71                 17
     - Experience variance                                      14                 20               (30)
     - Assumption changes                                        -                  8
Inter-company payments                                        (36)               (32)
Operating profit                                               175                145                 21
Investment variance                                              2                 51
Discount rate change                                             -                  8
Profit before tax                                              177                204               (13)

Note: Embedded Value at March 2007 was EUR1.26 billion

The key assumptions used in the Embedded Value calculation are a discount rate of 7.5% (2006: 7.5%), growth rate on unit-linked assets of 5.5% (2006: 5.5%) and the rate of tax to be levied on shareholder profits of 12.5% (2006: 12.5%). Actuarial assumptions are also required in relation to mortality, morbidity and persistency rates and these have been derived from the company's experience.

Capital Markets

Capital Markets comprises Corporate Banking, Global Markets, Asset Management and IBI Corporate Finance. Profit before tax in Capital Markets increased by 21% to EUR572 million for the year to March 2007.

Capital Markets: Income Statement
                                                                                        % Change excluding
                                                                                        impact of IAS 39 &
                                           31 March 2007    31 March 2006    % Change        acquisitions/
                                                    EURm             EURm                        disposals


Net interest income                                  671              461          46                   35
Other income                                         378              458        (17)                    2

Total operating income                             1,049              919          14                   20
Total operating expenses                             456              425           7                   13

Operating profit before impairment                   593              494          20                   25
losses
Impairment losses on loans and advances               21               23         (9)                  (9)

Profit before tax                                    572              471          21                   27


The Divisional performance during the period is not directly comparable with the prior period as the disposal of Davy in October 2006, the acquisition of Guggenheim Advisors in January 2006, and the establishment of our joint venture with private equity firm Paul Capital in June 2006 impacts on the year on year analysis of income and cost growth.

Total operating income rose by 14% to EUR1,049 million for the year to 31 March 2007. Excluding the trading impact of acquisitions and disposals, total operating income increased by 20% driven by strong lending volumes, higher margins and significant loan arrangement fee income in Corporate Banking.

The growth in net interest income and other income is distorted by the trading impact of acquisitions and disposals as outlined above together with the classification of certain interest expense under IAS 39 which relates to the designation of certain financial instruments under the fair value option. Excluding both of these factors, net interest income grew by 35% and other income grew by 2%.

The 35% growth in net interest income was driven by a 22% increase in average loans and improved margins in Corporate Banking reflecting changes in the mix of the loan book. Strong growth in arrangement fees in Corporate Banking was offset by the reduced revenues from Asset Management resulting in other income growth of 2%.

Total operating expenses increased by 7% to EUR456m. Excluding the trading impact of acquisitions and disposals, total operating expenses increased by 13%. There were three main drivers of operating expenses within the Division; investment costs, staff related costs and compliance costs. Investment costs in Corporate Banking and Global Markets added 3% to total cost growth with the continued expansion of our activities in the UK, the US, and Continental Europe. Increased staff costs across the Division arising from salary inflation and performance related pay added 6% to total operating expenses. Compliance costs arising from requirements under Basel II, Sarbanes-Oxley and the new Liquidity regime added a further 1% to the operating costs of the Division. The remaining 3% was driven by volume related growth and inflation.

Credit quality remains excellent with impairment losses on loans and advances of EUR21million or 9bps when expressed as a percentage of the average loans. This compares to EUR23 million or 12bps in the prior year. Corporate Banking continues to benefit from the benign credit environment and in addition a number of loan loss provision write-backs during the year.

Capital Markets: Business Unit Profit Before Tax

                                                     31 March 2007      31 March 2006           % Change
                                                              EURm                 EURm

Corporate Banking                                              332                213                 56
Global Markets                                                 144                134                  7
Asset Management                                                66                 85               (22)
Other                                                           30                 39               (23)
Profit before tax                                              572                471                 21

Corporate Banking delivered particularly strong profit growth of 56% for the year. This excellent performance was driven by strong lending growth, improved net interest margin arising from a change in lending mix, an exceptionally benign credit environment and the write-back of loan loss provisions of EUR26 million. While we continued to invest in our Corporate Banking activities during the year, income increased significantly more than costs resulting in a strong cost / income jaws performance.

The geographic focus of our Corporate Banking activities extends from Ireland to our growing presence in the UK, Continental Europe and the US. During the year we continued to build on this geographic platform. We have retained our leading position in Ireland and delivered significant international growth across our lending portfolios in our chosen segments: project finance, acquisition finance, specialist finance including media, property finance and comprehensive asset based lending. Increasingly we are taking lead roles in arranging and structuring transactions thereby generating significant fee earning opportunities across our portfolios. We actively manage the risk in these portfolios through diversification by geography and segment, and through modest holds in each of our transactions.

Our results demonstrate clearly that we are delivering on our strategy in Corporate Banking: to drive growth from our leading domestic franchise and to broaden our international business by focusing on niche skills based activities.

Our Global Markets business delivers a comprehensive range of risk management products to the Group's customer base and acts as Treasurer for the Group. Profit for the year increased by 7% reflecting a strong performance in our customer businesses globally and a very satisfactory performance overall given the challenging trading conditions that existed with interest rates increasing in the three major economies in which we operate. Our focus continues to be on developing the geographic expansion of our activities with the opening of a customer treasury and funding unit in Stamford, Connecticut in October 2006. We continue to build on our technical skills and capability and are working very closely with other Group businesses to help deliver an extensive and fully integrated service to our customers.

Our Asset  Management  businesses  comprises  Bank of Ireland  Asset  Management
(BIAM), Bank of Ireland Securities Services (BoISS), Iridian Asset Management, Guggenheim Advisors (71.5%) and the 50% joint venture we established with private equity firm Paul Capital in June 2006, Paul Capital Investments. Profit before tax for the year to 31 March 2007 was EUR66m, a decrease of 22% over the prior year. Fund outflows from BIAM have slowed with funds under management at the year end of EUR43.7bn compared to EUR45.1bn at 31 March 2006. The focus within the business over the last year has been on product diversification, turning around the investment performance in BIAM and the integration of newly acquired businesses.

In the year to 31 March 2007 IBI Corporate Finance had a satisfactory performance. In October 2006, the Group completed the sale of its 90.444% shareholding in Davy.

UK Financial Services (Sterling)

UK Financial Services (UKFS), which incorporates Business Banking, our Mortgage business and our Consumer Financial Services joint ventures with the UK Post Office, delivered an excellent performance during the year demonstrating the success of our restructuring and investment programmes over the past number of years. Profit before tax increased by 26% to GBP299 million.

UKFS: Income Statement
                                                                                             % Change excluding
                                                                                             impact of IAS 39 &
                                              31 March 2007    31 March 2006                          disposals
                                                       GBPm             GBPm     % Change

Net interest income                                     531              493            8                   16
Other income                                            118               91           30                   16
Total operating income                                  649              584           11                   16
Total operating expenses                                337              329            2                   12
Operating Profit before impairment losses               312              255           22                   21
Impairment losses on loans and advances                  13               17         (24)                 (24)
Profit before tax                                       299              238           26                   27

The Divisional performance during the year is not directly comparable with the prior period as the disposal of the Bristol & West branch network in September 2005 impacts the year on year analysis of income and cost growth.

Total operating income, excluding the trading impact of the Bristol & West branch network, rose by 16% to GBP649 million. The growth in net interest income and other income is distorted by the trading impact of disposals as outlined above together with the classification of certain interest expense under IAS 39 which relates to the designation of certain financial instruments under the fair value option. Excluding both of these factors, net interest income grew by 16% and other income grew by 16%. Net interest income growth is due to strong volume growth for both lending up 18%, and resources up 47%. Competitive dynamics and increases in UK interest rates resulted in margin attrition during the year, especially in the standard mortgage market. Within the mortgage book there has been stronger growth in the specialist sectors and this has helped overall margins. In addition, lending margins in business banking have been stable especially in the second half of the year. Other income growth was primarily driven by strong customer acquisition and industry leading renewal levels in POFS in both car and home insurance.

Operating expenses, excluding the trading impact of the Bristol & West branch network increased by 12% to GBP337 million resulting in a favourable operating leverage with positive cost/income jaws of 4%. The drivers of cost growth were the continued investment in Business Banking which is driving growth, higher variable operating and marketing costs in POFS to support sales and servicing activities of this rapidly growing business together with increased regulatory costs.

Impairment losses on loans and advances are lower than the prior year due to continued excellent asset quality. The loan loss charge for the year expressed as a percentage of average loans was 4bps compared to 5bps in the prior year.

UKFS: Business Unit Profit Before Tax                     31 March 2007     31 March 2006          % Change
                                                                   GBPm                GBPm

Mortgages                                                           145               134                 8
Business Banking                                                    156               114                37
Consumer Financial Services:                                         24                 8               200
-          POFS                                                     (8)              (22)                64
-          FRES (post tax)                                           30                28                 7
-          ATM & Other Post Office related activities                 2                 2                 -
Bristol & West branch network                                         -               (3)                 -
Other*                                                             (26)              (15)              (73)
Profit before tax                                                   299               238                26

* Note: includes the amortisation of intangible assets associated with the UK Post Office Financial Services (March 2007: GBP8 million, March 2006: GBP8 million).

The Mortgage business delivered profit before tax of GBP145 million, an increase of 8% for the year. Profit growth was negatively impacted by three base rate increases during the year together with a change in regulation relating to mortgage exit fees. The residential mortgage book increased by 10% to GBP24 billion with particularly strong growth in both the self-certified and buy-to-let specialist portfolios, which increased 18% and 16% respectively. Total operating income growth was 6% as margin attrition impacted net interest income whilst cost growth was contained to 3% over the prior year. Credit performance remains excellent with our arrears levels significantly below the industry average.

The performance of Business Banking was exceptionally strong with profit before tax increasing by 37% to GBP156 million on the back of 34% increase in the loan book year on year. This excellent momentum in the business has resulted from our continuing investment in people and capability. This has delivered significant operational leverage with total operating income and costs growing by 22% and 13% respectively. Asset quality remains strong.

Bank of Ireland has an extensive relationship with the UK Post Office providing a variety of consumer financial services products - First Rate Exchange Services
(FRES) provides personal foreign exchange services and Post Office Financial Services (POFS) provides a range of retail products including savings, insurance, and credit cards. This latter contract has been extended to 2020. In addition, the Group is now rolling out an extensive ATM infrastructure across the Post Office network.

Profit before tax for FRES grew by 8% to GBP86 million whilst the Group's share of FRES after tax profit increased by 7% to GBP30 million which was a satisfactory performance in very challenging trading conditions within the travel market throughout the year. FRES continues to grow and with a 30% market share, is the leading provider of personal foreign exchange services in the UK market. The pace of growth in POFS increased in the year, sales almost doubling from 347,000 products in the prior year to 668,000 in the year to March 2007 with the strongest growth in insurance and savings products. In May 2007, the business has over 1 million customers. The start-up losses in this venture continue to decline, down to GBP8 million in the year to March 2007 compared to a loss of GBP22 million in the prior year and encouragingly the business delivered a break-even result for the second half of 2006/07 and is positioned for profitable growth.

Group Centre

Group Centre, which comprises earnings on surplus capital, unallocated support costs and some smaller business units, had a net cost of EUR159 million in the year to 31 March 2007, compared to EUR111 million in the year to 31 March 2006.

The key drivers behind the increase in net cost are increased compliance expenditure EUR25m, higher funding cost on debt raised EUR15m and a one-off Government led social finance contribution EUR6m.

Review of Group Performance

                                                       31 March 2007      31 March 2006
                                                                              Restated*          % Change
                                                                EURm               EURm

Net interest income                                            2,757              2,307                20
Other income                                                   1,112              1,132               (2)
Total operating income (net of insurance claims)               3,869              3,439                13
Operating expenses                                             2,110              1,988                 6
Impairment losses on loans and advances                          103                103                 -
Share of associates and joint ventures (post-tax)                 44                 45               (2)
Underlying profit before tax                                   1,700              1,393                22
Non-core items:
Add:
-    Gain on disposal of business activities/property            358                176
-    Gross-up for policyholder tax in the Life business           19                 69
Deduct:
-      Hedge ineffectiveness on transition to IFRS               (2)                (7)
-      Investment return on treasury shares held
       for policyholders                                        (68)               (75)
-      Cost of restructuring programme                          (49)               (32)

Profit before tax                                              1,958              1,524                28

Taxation                                                         306                303                 1
Minority interest                                                  1                (9)
Dividends on other equity interests                               15                 13
Profit attributable to ordinary stockholders                   1,636              1,217                34

Basic EPS cents per share                                     172.2c             128.5c                34
Underlying EPS cents per share**                              144.6c             118.5c                22


*Restated for change in accounting policy - see page 23
** Excludes the impact of non-core items after tax of EUR225m (2006: EUR66m)

The following commentary is based on the Group's performance excluding the impact of non-core items. A reconciliation of the impact of these non-core items on the income statement line items is shown on pages 16 and 17 of this document.

Analysis of the Group's financial performance is distorted by the trading impact of acquisitions and disposals in the current and prior period. In the year to March 2006, we disposed of the Bristol and West branch network (September 2005) and we acquired Guggenheim Advisors (January 2006). In the year to 31 March 2007, we disposed of Davy (October 2006) and we established our joint venture with the private equity business, Paul Capital (June 2006).

Income

Total income increased by 13% to EUR3,869 million driven by strong volume increases in both lending and resources across the Group, together with the excellent performance from our fee-earning activities in our Life business, Retail Republic of Ireland, UK Financial Services and Capital Markets. Total income after adjusting for the trading impact of acquisitions and disposals increased 15% year on year.

Total Income
                                                     31 March 2007      31 March 2006           % Change
                                                              EURm               EURm

Total operating income                                       3,869              3,439                 13
Trading impact of acquisitions/disposals                     (122)              (179)
Total income excluding trading impact of
acquisitions and disposals                                   3,747              3,260                 15

The growth in net interest income and other income is distorted by the trading impact of acquisitions and disposals as outlined above during the current and prior periods together with the classification of certain interest expense under IAS 39. Excluding both these factors, net interest income grew by 19% to EUR2,635 million and other income grew by 6% to EUR1,112 million.


Net Interest Income
                                                             31 March 2007    31 March 2006         % Change
                                                                      EURm             EURm

Net interest income                                                  2,757            2,307               20
Trading impact of acquisitions/disposals                                 -             (20)
IAS 39 impact                                                        (122)             (78)
Net interest income excluding trading impact of
acquisitions and disposals, IAS 39 impact                            2,635            2,209               19

The excellent performance in net interest income was driven by the continued strong growth in loans and resources across the Group. Customer lending increased by 21% and resources grew by 16%. A number of drivers contributed to this volume growth: the continuing favourable economic backdrop to our activities in Ireland and the UK; the strength of our franchise in Ireland, supported by the scale of our multi-channel distribution; together with the benefits from our investment in business banking in Ireland and the UK, and Corporate Banking.

Other Income

                                                           31 March 2007     31 March 2006          % Change
                                                                    EURm              EURm

Other income                                                       1,112             1,132               (2)
Trading impact of acquisitions/disposals                           (122)             (159)
IAS 39 impact                                                        122                78
Other income excluding trading impact of acquisitions
and disposals, IAS 39 impact                                       1,112             1,051                 6

The drivers of other income growth include: new business sales in our Life business, Private Banking and POFS; growth in the level of arrangement fees earned in Corporate Banking as we increase our role as arranger of debt structures; and increased activity in our credit card businesses. This growth in other income was partially offset by reduced income from BIAM and a significant positive investment variance and change in the discount rate in the prior period in the Life business.

Group Net Interest Margin
                                                          31 March 2007     31 March 2006            Change

Average interest earning assets (EURbillion)                        156               129               21%

Group net interest margin (%)                                      1.77              1.79            (2bps)

IAS impact on Group Net Interest Margin (%)
Net interest margin excluding impact of IAS 39                     1.69              1.73            (4bps)
IAS impact                                                         0.08              0.06              2bps
Group Net Interest Margin                                          1.77              1.79            (2bps)

The Group net interest margin decreased by 2bps to 1.77% for the year to 31
March 2007 from 1.79% for the year to 31 March 2006. Group net interest margin is increased by the classification of certain interest expense under IAS 39 which relates to the designation of certain financial instruments under the fair value option. Excluding the impact of IAS 39 in the current and prior period, margin attrition was 4 basis points.

The pace of margin attrition has slowed significantly as rising interest rates and changing product mix continue to impact positively. The drivers of attrition over the year are primarily balance sheet structure where the rate of loan growth outpaces resources, and product margins where competition has impacted on mortgage pricing.

Operating Expenses

Total Operating Expenses increased by 6%, or by 9% excluding the trading impact of acquisitions and disposals.

Efficiency improvements remain a core focus and we continue to make significant progress in this regard. Our cost/income ratio continues to improve with a further reduction of 3 percentage points from 57% in March 2006 to 54% in March
2007.


Total Operating Expenses
                                                             31 March 2007    31 March 2006         % Change
                                                                      EURm             EURm

Operating expenses                                                   2,110            1,988                6
Trading impact of acquisitions/disposals                              (91)            (138)
Operating expenses excluding the trading impact of
acquisitions and disposals                                           2,019            1,850                9

The main drivers of total operating expenses (excluding the trading impact of acquisitions and disposals) were:

- Investment costs of 2% relating to the development of our Global Markets and Corporate Banking activities in Europe and the United States together with the costs associated with the continuing development of POFS.

- Compliance costs of 2% associated with the Sarbanes-Oxley and Basel II programmes.

- Business as usual cost growth of 8% where 3% is due to volume growth and performance related compensation. The remaining 5% is due to inflation.

- Cost savings of (3%) arising from the continued successful implementation of the Strategic Transformation Programme.

We are significantly ahead of schedule in the implementation of the Strategic Transformation Programme. In the current year to 31 March 2007 we have achieved savings of EUR95 million against our stated target of EUR75 million.

During the year, we have continued the implementation of our streamlined operating model which is consolidating middle and back office and support activities to drive productivity improvements. These include, the consolidation of contact centres and credit operations in our Group Manufacturing function, and the consolidation of credit underwriting in our UK mortgage business, all of which are well advanced and provide scale efficient operations to the Group.
Our Group Manufacturing function is consolidating a further range of back office activities in our operating divisions in order to drive further productivity improvements. We also successfully completed the outsourcing of procurement, learning, and facilities management during the year, and are further streamlining group support functions.

Impairment of Loans and Advances

The credit environment remains exceptionally benign and the economic backdrop to our activities, in particular in our main markets in Ireland and the United Kingdom remains positive.

The impairment charge for the year amounts to EUR103m or 9bps when expressed as a percentage of average loans (March 2006: EUR103m and 11bps). Impairment losses on loans and advances are at historically low levels. Loan losses have benefited from some provision write-backs during the year, in particular write-backs in Corporate Banking amounting to EUR26m.

Total balance sheet provisions were EUR428m at 31 March 2007 compared with EUR360m at 31 March 2006 representing a coverage ratio of 44%.


Asset Quality
                                                              31 March 2007    31 March 2006         % Change

Impairment losses on loans and advances                             EUR103m            EUR103m              -
Impairment charge on loans and advances                                9bps            11bps                -
Total average customer advances                                    EUR116bn            EUR93bn             25
Impaired loans                                                      EUR968m            EUR796m             22
Impairment provision                                               EUR 428m            EUR360m             19
Coverage ratio                                                          44%              45%                -


Share of Associates and Joint Ventures

Profit after tax from associated undertakings and joint ventures decreased marginally by 2% to EUR44 million.

Balance Sheet - Capital and Funding

Total assets increased by 17% from EUR162 billion to EUR189 billion in the year to 31 March 2007. Customer lending increased by 21% and total resources increased by 16%. Pre-securitisation, risk-weighted assets grew by 21%. Post-securitisation, risk weighted assets grew by 16% from EUR98 billion to EUR113 billion.

                                                   % Growth March 2007 over March 2006

                                       Risk Weighted       Customer Lending           Resources
                                          Assets

Retail Republic of Ireland                  26                    25                      11
Capital Markets                             21                    17                      9
UK Financial Services                       21                    18                      47
Group                                       21                    21                      16

Capital

Our capital position has been enhanced during the year by the successful implementation of a range of capital management initiatives including the sale and leaseback of 36 retail branches in Ireland together with the securitisation of a portion of the Irish and UK mortgage books. In addition, the profit on the disposal on Davy also made a positive contribution. Our total capital ratio and tier 1 ratio increased from 11.4% and 7.5% at 31 March 2006 to 11.8% and 8.2% respectively at 31 March 2007. The equity tier 1 ratio increased from 4.8% to 5.2% over the same period.

During the year the Group raised GBP500 million (EUR736 million) of non-equity tier 1 capital and EUR750m of lower tier 2 capital.

The Group completed two mortgage securitisations during the year that had the impact of reducing risk-weighted assets by EUR5.5 billion as at 31 March 2007. Kildare Securities is a EUR2.95bn securitisation from the ICS mortgage book in Ireland and Brunel Securities is a GBP5.5bn (EUR8bn) securitisation from the Bristol & West mortgage book in the UK.

The Group's capital position remains strong and our active approach to capital management provides us with adequate capital to support our business plans going forward.

We are well advanced in our preparations to submit our application to the Financial Regulator for qualification under the Basel II Foundation Internal Ratings Based approach in mid 2007 under Pillar 1 along with our assessment of capital adequacy under Pillar 2. In common with many other diversified financial services organisations, we anticipate a modest reduction in our minimum capital requirements under Basel II.

Funding

The level of wholesale funding during the year increased from EUR69bn at 31 March 2006 to EUR80bn at 31 March 2007. As a percentage of total balance sheet assets (excluding Bank of Ireland Life assets held on behalf of policyholders) the level of wholesale funding remained unchanged at 46%. Our funding strategy remains to maximise the diversification of our funding across maturity, investor type, and geography. Investor demand remains strong for Bank of Ireland paper.

Dividend

The Court has recommended a final dividend of 39.4 cent per unit of stock in respect of the year ending 31 March 2007. The recommended final dividend together with the interim dividend of 21 cent results in a total dividend of
60.4 cent per unit of stock for the year ended 31 March 2007, an increase of 15% on the prior year.

Return on Equity

Return on equity, excluding the impact of non-core items (set out on pages 16 and 17) was 23% for the year to 31 March 2007 compared to 24% in the year to 31 March 2006.

Effective Tax Rate

The Group taxation charge was EUR306m for the year ended 31 March 2007, compared to EUR303m for the prior year. The effective tax rate was 15.6% compared to 19.9% (restated for change in accounting policy) for year ending 31 March 2006. The change in the tax rate was affected by the disposal of Davy, the abolition of the Bank Levy in December 2005 and the reduced gross-up for policyholder tax in the Life business.

Income Statement March 31, 2007 - Business Segments
Year ended March 31, 2007

                         Net Insurance    Other    Total Insurance     Total Operating Impairment   Share of    Profit
                    Interest       net   Income   Income    Claims   income,  expenses  losses on     income    before
                      Income   premium                                net of              loans &       from  taxation
                                income                             insurance             advances associates
                                                                      claims
                        EURm      EURm     EURm     EURm      EURm      EURm      EURm       EURm       EURm      EURm
Retail Republic of
Ireland                1,311         -      377    1,688         -     1,688      (927)       (63)         -       698
BOI Life                  (5)    2,155      307    2,457    (2,205)      252      (104)         -          -       148
Capital Markets          671         -      379    1,050         -     1,050      (456)       (21)        (1)      572
UK Financial Services    784         -      129      913         -       913      (497)       (20)        45       441
Group Centre              (4)       33      (55)     (26)       (8)      (34)     (126)         1          -      (159)

Group - underlying     2,757     2,188    1,137    6,082    (2,213)    3,869    (2,110)      (103)        44     1,700

Sale of business
activities/property        -         -      358      358         -       358         -          -          -       358
Gross up of
policyholder tax
in the Life business       -         -       19       19         -        19         -          -          -        19
Investment return on
treasury shares for
policyholders              -         -      (68)     (68)         -      (68)        -          -          -       (68)
Hedge ineffectiveness
on transition to IFRS      -         -       (2)      (2)         -       (2)        -          -          -        (2)
Restructuring
programme                  -         -        -        -          -        -       (49)         -          -       (49)

Group - total          2,757     2,188    1,444    6,389     (2,213)   4,176    (2,159)      (103)        44     1,958

This reconciliation shows the Group and Divisional underlying income statements with a reconciliation of the impact of the non-core items in arriving at the Group Total Income Statement.

Income Statement March 31, 2006 (Restated*) - Business Segments
Year ended March 31, 2006


                         Net Insurance    Other    Total Insurance     Total Operating Impairment   Share of    Profit
                    Interest       net   Income   Income    Claims   income,  expenses  losses on     income    before
                      Income   premium                                net of              loans &       from  taxation
                                income                             insurance             advances associates
                                                                      claims
                        EURm      EURm     EURm     EURm      EURm      EURm      EURm       EURm       EURm      EURm
Retail Republic of
Ireland                1,119         -      351    1,470         -     1,470      (871)       (54)         5       550
BOI Life                   8     1,264      612    1,884    (1,655)      229       (95)         -          -       134
Capital Markets          461         -      458      919         -       919      (425)       (23)         -       471
UK Financial
Services                 722         -       94      816         -       816      (481)       (26)        40       349
Group Centre              (3)       34      (15)      16       (11)        5      (116)         -          -      (111)

Group - underlying     2,307     1,298    1,500    5,105    (1,666)    3,439    (1,988)      (103)        45     1,393

Sale of business
activities/property        -         -      176      176         -       176         -          -          -       176

Gross up of
policyholder tax
in the  Life
business                   -         -       69       69          -       69         -          -          -        69
Investment return on
treasury shares for
policyholders              -         -      (75)     (75)         -      (75)        -          -          -       (75)
Hedge ineffectiveness
on transition to IFRS      -         -       (7)      (7)         -       (7)        -          -          -        (7)
Restructuring
programme                  -         -        -        -          -        -       (32)         -          -       (32)
Group - total          2,307     1,298    1,663    5,268     (1,666)   3,602    (2,020)      (103)        45     1,524

*Restated for change in accounting policy - see page 23

This reconciliation shows the Group and Divisional underlying income statements with a reconciliation of the impact of the non-core items in arriving at the Group Total Income Statement.


Consolidated Income Statement
for the year ended  31 March 2007

                                                                                 Notes
                                                                                               2007         2006
                                                                                                       Restated*
                                                                                               EURm         EURm

Interest Income                                                                      2        8,137        5,954
Interest Expense                                                                     2      (5,380)      (3,647)

Net Interest Income                                                                           2,757        2,307
Insurance net premium income                                                                  2,188        1,298
Fees and commissions income                                                                     898          912
Fees and commissions expense                                                                  (160)        (170)
Net trading income                                                                             (70)           30
Life assurance investment income and gains                                           3          247          599
Other operating income                                                               4          199          116
Profit on disposal of business activity                                              5          243          176
Profit on sale of property                                                                       87            -

Total Operating Income                                                                        6,389        5,268
Increase in insurance contract liabilities and claims paid                                  (2,213)      (1,666)

Total Operating Income, net of Insurance Claims                                               4,176        3,602
Total Operating Expenses                                                             6      (2,159)      (2,020)

Operating Profit before Impairment Losses                                                     2,017        1,582
Impairment losses                                                                             (103)        (103)

Operating Profit                                                                              1,914        1,479
Share of profit of associated undertakings and joint ventures                                    44           45

Profit before Taxation                                                                        1,958        1,524
Taxation                                                                             8        (306)        (303)

Profit for the Period                                                                         1,652        1,221

Attributable to minority interests                                                                1          (9)
Attributable to stockholders                                                                  1,651        1,230

Profit for the Period                                                                         1,652        1,221



Earnings per unit of EUR0.64 ordinary stock                                            9       172.2c       128.5c

Diluted earnings per unit of EUR0.64 ordinary stock                                    9       171.0c       127.6c


* Restated for change in accounting policy - see page 23




Richard Burrows        George Magan           Brian J Goggin            John B Clifford
Governor               Deputy Governor        Group Chief Executive     Secretary




Consolidated Balance Sheet as at 31 March 2007                                  Notes
                                                                                              2007         2006
                                                                                                      Restated*
ASSETS                                                                                        EURm         EURm

Cash and balances at central banks                                                             362          287
Items in the course of collection from other banks                                             811          930
Central government and other eligible bills                                                     11            8
Trading securities                                                                             520          620
Derivative financial instruments                                                             2,849        2,085
Other financial assets at fair value through P/L                                            12,707       10,438
Loans and advances to banks                                                                  7,210       12,188
Available-for-sale financial assets                                                         33,449       28,205
Loans and advances to customers                                                    10      125,048      101,246
Interest in associated undertakings                                                             26           21
Interest in joint ventures                                                                      73           75
Assets classified as held for sale                                                              83            -
Intangible assets - Goodwill                                                                   347          375
Intangible assets - Other                                                                      596          590
Investment property                                                                          1,142          807
Property, plant and equipment                                                                  665          860
Deferred tax assets                                                                12           25           30
Other assets                                                                                 2,889        3,447

Total assets                                                                               188,813      162,212


EQUITY AND LIABILITIES
Deposits by banks                                                                           20,405        32,312
Customer accounts                                                                 11        72,277        61,710
Items in the course of transmission to other banks                                             243           284
Derivative financial instruments                                                             2,935         1,647
Liabilities to customers under investment contracts                                          6,736         6,650
Debt securities in issue                                                                    59,523        36,814
Insurance contract liabilities                                                               7,190         5,192
Other liabilities                                                                            3,983         4,711
Deferred tax liabilities                                                          12           278           207
Provisions                                                                                      87           153
Retirement benefit obligations                                                    13           590           808
Subordinated liabilities                                                                     7,808         6,493

Total liabilities                                                                          182,055       156,981

Equity
Share capital                                                                     15           663           663
Share premium account                                                             16           771           767
Retained profit                                                                   16         4,672         3,188
Other reserves                                                                    16           905           803
Own shares held for the benefit of life assurance policyholders                              (287)         (235)

Stockholders' equity                                                                         6,724         5,186
Minority interests                                                                              34            45

Total equity                                                                                 6,758         5,231

Total equity and liabilities                                                               188,813       162,212

* Restated for change in accounting policy - see page 23




Richard Burrows   George Magan        Brian J Goggin            John B Clifford
Governor          Deputy Governor     Group Chief Executive     Secretary






Statement of Recognised Income and Expense
for the year ended 31 March 2007
                                                                            The Group
                                                                       2007        2006
                                                                              Restated*
                                                                       EURm        EURm

Net gain on property revaluation/reclassification                        18         187
Net change in cash flow hedge reserve                                   135         (7)
Net change in Available-for-Sale reserve                               (49)       (104)
Net actuarial gains/losses in defined benefit pension schemes           190         113
Foreign exchange translations                                            49        (17)

Income/expense recognised in equity                                     343         172
Profit for the period                                                 1,652       1,221

Total recognised income/expense for the year                          1,995       1,393

Attributable to:
Equity holders of the parent                                          1,994       1,402
Minority interests                                                        1         (9)

                                                                      1,995       1,393


Effect of change in accounting policy adjusted against retained earnings   2007          2006
                                                                           EURm            EURm

Equity holders of the parent                                                  -          (90)
Minority interests                                                            -             -
                                                                              -          (90)

* Restated for change in accounting policy - see page 23





Richard Burrows        George Magan           Brian J Goggin            John B Clifford
Governor               Deputy Governor        Group Chief Executive     Secretary



Cash Flow Statement
For the year ended 31 March 2007
                                                                                  The Group
Cash flows from operating activities                                           2007        2006

                                                                                      Restated*

                                                                               EURm        EURm

Profit before taxation                                                        1,958       1,524
Share of profit of associated undertakings and joint ventures                  (44)        (45)
Profit on disposal of business activity                                       (243)       (176)
Profit on disposal of property                                                 (87)         (4)
Depreciation and amortisation                                                   151         166
(Increase)/decrease in prepayments and accrued income                         (292)          61
Increase in accruals and deferred income                                        323         132
Provisions for impairment of loans and advances                                 103         103
Loans and advances written off net of recoveries                               (34)        (64)
Revaluation of investment property                                             (96)        (53)
Profit on disposal of investment property                                       (6)        (49)
Interest expense on subordinated liabilities and other capital                  381         256
instruments
Profit on disposal of available-for-sale financial instruments                 (10)         (4)
Charge for share based payments                                                  12          11
Amortisation of premiums and discounts                                         (52)        (98)
Amortisation of debt issue expenses                                               5           2

Cash flows from operating activities before changes in operating
assets and liabilities                                                        2,069       1,762

Net (decrease)/increase in deposits by banks                               (11,810)      11,484
Net increase in customer accounts                                             9,988       1,852
Net increase in loans and advances to customers                            (22,736)    (21,925)
Net decrease/(increase) in loans and advances to banks                        3,035     (1,574)
Net  (increase)/decrease in non investment debt & equity                       (68)         499
securities
Net increase/(decrease) in derivative financial instruments                     621       (340)
Net (increase)/decrease in assets at fair value through P/L                 (2,317)     (2,390)
Net increase/(decrease) in items in course of collection                         83       (319)
Net increase in debt securities in issue                                     22,624      15,604
Net decrease/(increase) in other assets                                         191       (571)
Net increase/(decrease) in other liabilities                                  1,771       2,763
Effect of exchange translation and other adjustments                              1        (20)

Net cash inflow from operating assets and liabilities                         1,383       5,063

Net cash inflow from operating activities before taxation                     3,452       6,825
Taxation paid                                                                 (272)       (230)

Net cash inflow from operating activities                                     3,180       6,595
Investing activities (note a)                                               (5,792)     (7,391)
Financing activities (note b)                                                   709       1,762

(Decrease)/increase in cash and cash equivalents                            (1,903)         966
Opening cash and cash equivalents                                             6,162       5,217
Effect of exchange translation adjustments                                       38        (21)

Closing cash and cash equivalents                                             4,297       6,162


* Restated for change in accounting policy - see page 23



Cash Flow Statement (continued)


                                                                       The Group
                                                                 2007         2006
                                                                         Restated*
(a) Investing activities                                         EURm         EURm

Net increase in financial investments                         (5,865)      (7,217)
Additions to tangible fixed assets                               (57)         (50)
Disposal of tangible fixed assets                                 257           60
Additions to intangible fixed assets                            (109)        (106)
Disposal of intangible fixed assets                                 -            8
Purchase of investment property                                 (263)        (353)
Disposal of investment property                                    30          151
Purchase of assets held for sale                                 (10)            -
Disposal of business activities                                   323          227
Cash balances of subsidiary disposed of                         (122)            -
Acquisition of Group undertaking                                    -        (120)
Dividends received from joint ventures                             68           25
(Increase)/decrease in investments in associated                  (4)            1
undertakings
Deferred consideration paid                                      (19)         (18)
Net cash balances of Group undertakings                             -            1
acquired
Acquisition of Joint Venture                                     (21)            -

Cash flows from investing activities                          (5,792)      (7,391)

(b) Financing activities

Re issue of Treasury stock and issue of                           133           48
ordinary stock
Issue of new subordinated liabilities                           1,479        2,414
Interest paid on subordinated liabilities                       (361)        (233)
Equity dividends paid                                           (524)        (448)
Dividends on other equity interests                              (15)         (13)
Dividends paid to minority interests                              (3)          (6)

Cash flows from financing activities                              709        1,762


* Restated for change in accounting policy - see page 23




Richard Burrows    George Magan        Brian J Goggin            John B Clifford
Governor           Deputy Governor     Group Chief Executive     Secretary


Accounting Policies

The Group accounting policies have not changed in the preparation of these accounts with the exception of:

Change in method of Assessing Materiality

During the year, the Group changed its method of assessing materiality. The Group previously considered the materiality of misstatements based on the amount of the misstatement originating in the current year income statement. The Group has now decided to consider the effect of any misstatements based on both;

(1) the amount of the misstatement originating in the current year income statement, and;

(2) the effects of correcting the misstatement existing in the balance sheet at the end of the current year irrespective of the year in which the misstatement originated.

The Group considers that this change of policy provides more relevant financial information as it prevents the accumulation of misstatements in the balance sheet. As a result of this change, the Group has revised its prior year financial statements for the adjustments set out below, which under the previous method of quantifying misstatements, would have been considered immaterial.

IFRS requires that Bank of Ireland shares held by the Group, including those held by BOI Life are classified as treasury shares and accounted for as a deduction from equity. Any changes in the value of treasury shares held are recognised in equity at the time of disposal and dividends are not recognised as income or distributions. In prior years, the Group did not apply this treatment to the investment return on shares in Bank of Ireland held by BOI Life. Rather it recognised investment return on Bank of Ireland shares held in BOI Life on the grounds that such investment return legally accrues to the unit-linked policyholders and accordingly is matched by an increase in liabilities in the income statement. The Group believes that application of the requirements of IFRS for treasury shares held by BOI Life for the benefit of policyholders creates an artificial loss and does not present fairly the legal and economic consequences of such transactions. However the Group accepts that this accounting is the basis which is currently required under IFRS and consistent with the adoption of a materiality policy that considers the effect of correcting a cumulative balance sheet misstatement on the current year income statement, that it is now appropriate to adjust for this requirement under IFRS.

The adjustments below relate to the holding of Bank of Ireland shares by BOI Life for the benefit of unit-linked policyholders that must be accounted for as treasury shares under IAS 32.

In the income statement there are two adjustments to the prior year, 31 March 2006, income statement. Life assurance investment income and gains has been reduced by EUR26m from EUR625m, as previously reported to 31 March 06, to EUR599m. Other operating income has been reduced by EUR49m from EUR165m to EUR116m. As a result Profit before tax was EUR75m lower, down from EUR1,599m to EUR1,524m.

Basic earnings per share were reduced by 7.9c from 136.4c to 128.5c while diluted earnings per share were similarly reduced from 135.4c to 127.6c. In the balance sheet as at 31 March 2006, Assets at fair value through profit & loss were reduced by EUR142m from EUR10,580m to EUR10,438m and retained earnings reduced by the same amount from EUR3,330m to EUR3,188m. The impact of the changes described above on retained profit as at 31 March 2005 was EUR90m.

Notes to the Financial Statements

The accounts in this preliminary announcement are not the statutory accounts of the Bank and a copy of which is required to be annexed to the Bank's annual return to the Companies Registration Office in Ireland. A copy of the statutory accounts required to be annexed to the Bank's annual return in respect of the year ended 31 March 2006 has in fact been so annexed. A copy of the statutory accounts in respect of the year ended 31 March 2007 will be annexed to the company's annual return for 2007. The auditors of the company have made a report, without any qualification on their audit of the statutory accounts of the company in respect of the year ended 31 March 2006. The directors approved the Bank's statutory accounts for the year ended 31 March 2007 on 30 May 2007 and the auditors have made a report without any qualification on their audit of those statutory accounts.

1       Segmental Reporting

The segmental analysis of the Group's results and financial position is set out below by business class and by geographic segment. For the geographic analysis Ireland (excluding Northern Ireland) includes profits generated in the International Financial Services Centre. Revenue is defined as gross interest income, non interest income, insurance net premium income, net of insurance claims and income from associates and joint ventures. The Group has five business classes detailed in the table below. During the year Wholesale Financial Services and Asset Management Services divisions were combined to form the Capital Markets Division. Prior year results have been adjusted to reflect this change.

The analysis of results by business class is based on management accounts information. Transactions between the business segments are on normal commercial terms and conditions. Internal charges and transfer pricing
adjustments have been reflected in the performance of each business.   Revenue
sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis.

1   Segmental Reporting (continued)

Business Segments

Year ended                                 Retail   BOI Life    Capital         UK      Group Eliminations      Group
31 March 2007                            Republic               Markets  Financial     Centre
                                       of Ireland                         Services
                                             EURm       EURm       EURm       EURm       EURm         EURm       EURm

Net interest income/expense                 1,311        (5)        671        784        (4)            -      2,757
Insurance net premium income                    -      2,155          -          -         33            -      2,188
Other income                                  377        326        379        129       (93)            -      1,118
Profit on disposal of business activities/     87          -          -          6        233            -        326
property

Total income                                1,775      2,476      1,050        919        169            -      6,389
Insurance claims                                -    (2,205)          -          -        (8)            -    (2,213)

Total income, net of insurance claims       1,775        271      1,050        919        161            -      4,176
Operating expenses                           (852)      (100)      (439)      (458)      (159)            -    (2,008)
Depreciation and amortisation                 (75)        (4)       (17)       (39)       (16)            -      (151)
Impairment losses                             (63)          -       (21)       (20)          1            -      (103)
Income from associates and joint ventures       -          -        (1)         45          -            -         44

Profit before taxation                        785        167        572        447       (13)            -      1,958
Profit on disposal of business activities       -          -          -        (6)      (233)            -      (239)
Profit on disposal of property                (87)          -          -          -          -            -       (87)
Gross up of policyholder tax in the Life        -       (19)          -          -          -            -       (19)
business
Investment return on treasury shares held       -          -          -          -         68            -         68
for policyholders
Hedge ineffectiveness on transition to IFRS     -          -          -          -          2            -          2
Sale of Head Office                             -          -          -          -       (32)            -       (32)
Restructuring programme                         -          -          -          -         49            -         49

  Group profit before tax excluding the       698        148        572        441      (159)            -      1,700
impact of above items

  Total assets                             98,599     14,908    167,336     73,503     30,801    (196,334)    188,813

  Total liabilities                        96,758     14,769    165,841     71,143     29,878    (196,334)    182,055

  Capital expenditure                          54          7         18         58         29            -        166


The profit to the Group on disposal of Davy's was EUR229m. Attributed to the gain on disposal was EUR4m relating to cost incurred for internal work completed and charged against the sale by other Divisions. This charge out is priced on an arms length basis and has been eliminated on consolidation. See note 5.

1   Segmental Reporting (continued)

Business Segments

Year ended                                 Retail
31 March 2006                            Republic                              UK
Restated*                                      of        BOI    Capital  Financial      Group
                                          Ireland       Life    Markets   Services     Centre Eliminations      Group
                                             EURm       EURm       EURm       EURm       EURm         EURm       EURm

Net interest income                         1,119          8        461        722         (3)           -      2,307
Insurance net premium income                    -      1,264          -          -         34            -      1,298
Other income                                  351        681        458         94        (97)           -      1,487
Profit on disposal of business activities       -          -          -        176          -            -        176
Total income                                1,470      1,953        919        992        (66)           -      5,268
Insurance claims                                -     (1,655)         -          -        (11)           -     (1,666)
Total income, net of insurance claims       1,470        298        919        992        (77)           -      3,602
Operating expenses                           (790)       (92)      (404)      (448)      (120)           -     (1,854)
Depreciation and amortisation                 (81)        (3)       (21)       (33)       (28)           -       (166)
Impairment losses                             (54)         -        (23)       (26)         -            -       (103)
Income from associates and joint ventures       5          -          -         40          -            -         45
Profit before taxation                        550        203        471        525       (225)           -      1,524

Sale of business activities                     -          -          -       (176)         -            -      (176)
Gross up of policyholder tax in the Life        -        (69)         -          -          -            -       (69)
business
Investment return on treasury shares held       -          -          -          -         75                     75
for policyholders
Hedge ineffectiveness on transition to          -          -          -          -          7            -         7
IFRS
Restructuring programme                         -          -          -          -         32            -        32
Group profit before tax excluding the         550        134        471        349       (111)           -     1,393
impact of above items

Total assets                               77,935     12,326    139,680     54,580     19,391     (141,700)  162,212
Total liabilities                          76,320     12,210    138,402     52,501     19,248     (141,700)  156,981
Capital expenditure                            55          -         36         58         30            -       179

* Restated for change in accounting policy - see page 23

Capital expenditure comprises additions to property and equipment and intangible assets including additions resulting from acquisitions through business combinations.

1 Segmental Reporting (continued)

  Geographical Segments

                                                                       31 March 2007

                                                         United    Rest of  Inter-segment
                                            Ireland     Kingdom      World        Revenue      Total
                                               EURm        EURm       EURm           EURm       EURm

Revenue                                       7,398       4,646        327        (2,611)      9,760

Profit before taxation                        1,603         314         41              -      1,958

                                                         United    Rest of
                                            Ireland     Kingdom      World   Eliminations      Total
                                               EURm        EURm       EURm           EURm       EURm

Total assets                                168,843      84,268      5,002        (69,300)    188,813

Capital expenditure                              99          58          9              -        166

                                                               31 March 2006 (Restated*)

                                                         United    Rest of  Inter-segment
                                            Ireland     Kingdom      World        Revenue      Total
                                               EURm        EURm       EURm           EURm       EURm

Revenue                                       5,252       3,861        234         (1,883)     7,464

Profit before taxation                        1,003         478         43              -      1,524


                                                         United    Rest of
                                            Ireland     Kingdom      World   Eliminations      Total
                                               EURm        EURm       EURm           EURm       EURm

Total assets                                143,342      63,680       3,885       (48,695)   162,212

Capital expenditure                              95          58          26             -        179

* Restated for change in accounting policy - see page 23

2     Net Interest Income

         The Group

                                                                                       2007         2006
                                                                                       EURm         EURm

      Interest and similar income

      Loans and advances to banks                                                       292          238
      Loans and advances to customers                                                 6,272        4,576
      Financial assets - available for sale                                           1,342          934
      Finance leasing                                                                   222          197
      Other                                                                               9            9

      Total interest income                                                           8,137        5,954

      Interest expense and similar charges
      Interest on subordinated liabilities                                              370          250
      Other interest payable                                                          5,010        3,397

      Total interest expense                                                          5,380        3,647



3     Life Assurance Investment Income and Gains                                            The Group

                                                                                          2007         2006
                                                                                          EURm         EURm

Life assurance investment income and gains                                                 275          625
Elimination of investment return of treasury shares held for the benefit of               (28)         (26)
policyholders
                                                                                           247          599


4     Other Operating Income                                                                The Group
                                                                                         2007          2006
                                                                                                  Restated*
                                                                                         EURm          EURm

     Profit on disposal of financial assets - available for sale                           10             4
     Other insurance income                                                               176           151
     Elimination of the investment return on treasury shares held on                     (40)          (49)
     behalf of policyholders
     Gain on sale of Head Office premises                                                  32             -
     Other income                                                                          21            10

                                                                                          199           116

* Restated for change in accounting policy - see page 23


5    Profit on Disposal of Business Activities


To 31 March 2007:

On 21 April 2006 the Group completed the sale of Enterprise Finance Europe GmbH for a consideration of EUR10m giving rise to a profit on disposal of EUR8m. Costs incurred on disposal were EUR1m.

On 31 October 2006 the Group completed the sale of its 90.444% equity stake in Davy Stockbrokers to the management and staff of Davy.

                                                              EURm

Carrying value of net assets at date of disposal              84
Cost of disposal                                               3
Gain on disposal                                              229

Cash consideration received                                   316

5    Profit on Disposal of Business Activities (continued)

     In addition, EUR6m was written back to the Group profit and loss account in relation to costs provided at 31 March 2006 against anticipated expenses in exiting certain contracts relating to the disposal of the Bristol & West branch network.

     To 31 March 2006:

     On 21 September 2005 the Group disposed of the Bristol & West branch network.

                                                             EURm

        Carrying value of net tangible assets                  8
        Cost of disposal                                      43
        Gain on disposal of branch operations                176

        Cash consideration received                          227


6    Total Operating Expenses                                                             The Group
                                                                                      2007        2006
                                                                                      EURm        EURm
     Administrative expenses
       -  Staff costs                                                                1,244       1,167
       -  Other administrative expenses                                                764         687
     Depreciation
       - Intangibles                                                                    97         106
       - Property, plant and equipment                                                  54          60

                                                                                     2,159       2,020

7    Staff Numbers

In the year ended 31 March 2007 the average full time equivalents was 15,952
(2006:16,190), categorised as follows in line with the business classes as stated in Note 2.

                                                                                2007            2006

Retail Republic of Ireland                                                     8,451           7,987
BOI Life                                                                       1,100           1,063
Capital Markets                                                                1,986           2,091
UK Financial Services                                                          3,415           3,930

Group Centre                                                                   1,000           1,119
                                                                              15,952          16,190

8    Taxation

                                                                                       The Group
                                                                                   2007           2006
                                                                                   EURm           EURm
     Current Tax
     Irish Corporation Tax
         Current Year                                                               244            191
         Prior Year                                                                  12              8
     Double Taxation Relief                                                        (30)           (20)

     Foreign Tax
         Current Year                                                                98             86
         Prior Year                                                                   3            (3)

                                                                                    327            262
     Deferred Tax
     Origination & reversal of temporary differences                               (21)             41

     Charge for the year                                                            306            303


9    Earnings per Share

     The calculation of basic earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders. The Group 2007
     2006 Restated* Basic EURm EURm

     Profit attributable to stockholders                                           1,651      1,230
     Dividends on other equity interests                                            (15)       (13)
     Profit attributable to Ordinary Stockholders                                  1,636      1,217

     Weighted average number of shares in issue excluding Treasury stock and own
     shares held for the benefit of life assurance policyholders                    950m       947m

     Basic earnings per share                                                      172.2c     128.5c


     The diluted earnings per share is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential Ordinary Stock.

                                                                                                2007       2006
                                                                                                      Restated*
     Diluted                                                                                    EURm       EURm

     Profit attributable to stockholders                                                       1,651      1,230
     Dividends on other equity interests                                                        (15)       (13)
     Profit attributable to Ordinary Stockholders                                              1,636      1,217

     Weighted average number of shares in issue excluding Treasury stock and own shares
     held for the benefit of life assurance policyholders                                       950m       947m
     Effect of all dilutive potential Ordinary Stock                                              7m         7m
                                                                                                957m       954m

     Diluted earnings per share                                                               171.0c     127.6c


* Restated for change in accounting policy - see page 23


10   Loans and Advances to Customers

                                                                                                   The Group
                                                                                               2007        2006
                                                                                               EURm        EURm

      Loans and advances to customers                                                       121,933      98,497
      Loans and advances to customers - finance leases and hire purchase receivables          3,543       3,108

      Gross loans and advances                                                              125,476     101,605
      Less allowance for losses on loans and advances                                         (428)       (359)
                                                                                            125,048     101,246


10   Loans and Advances to Customers (continued)

                                                                                                The Group
       Allowance for losses on loans and advances to customers and                       2007          2006
       banks                                                                             EURm          EURm

       Movement in allowance for losses on loans and advances as
       follows:
       Opening balance                                                                    360           319
       Exchange adjustments                                                                 1           (1)
       Charge against profits                                                             104           100
       Amounts written off                                                               (53)          (85)
       Recoveries                                                                          19            21
       Other movements                                                                    (3)             6

       Closing balance                                                                    428           360

       Of which relates to:
       Loans and advances to customers                                                    428           359
       Loans and advances to banks                                                          -             1

                                                                                          428           360

11   Customer Accounts

                                                                                            The Group
                                                                                          2007           2006
                                                                                          EURm           EURm

      Current accounts                                                                  16,932         15,876
      Demand deposits                                                                   25,393         18,344
      Term deposits and other products                                                  27,333         25,877
      Other short term borrowings                                                        2,619          1,373
      Securities sold under agreement to repurchase                                          -            240

                                                                                        72,277         61,710


12   Deferred Tax

                                                                                          The Group
                                                                                          2007         2006
                                                                                          EURm         EURm
     The movement on the deferred tax account is as follows
     Opening balance                                                                       177          143
     Income Statement Charge for Year                                                     (21)           41
     Available for Sale Securities - Transferred to reserves                               (8)         (15)
     Cash Flow Hedges - Transferred to reserves                                             53          (1)
     Revaluation/reclassification of Property during year                                   16           25
     Pension                                                                                21           18
     Other Movements                                                                        15         (34)

     Closing balance                                                                       253          177



13   Retirement Benefit Obligations

The Group operates a number of defined benefit and defined contribution schemes in Ireland and overseas. The defined benefit schemes are funded and the assets of the schemes are held in separate trustee administered funds. The most significant defined benefit scheme is the "Bank of Ireland Staff Pension Fund" which accounts for approximately 80% of the pension liability on the Group balance sheet.

In determining the level of contributions required to be made to each scheme and the relevant charge to the income statement the Group has been advised by independent actuaries, Watson Wyatt(Ireland) Limited. The last formal valuation using the projected unit method was carried out on 31 March 2007. The projected unit method measures liabilities taking account of the projected future levels of pensionable earnings at the time of commencement of benefits i.e. at normal retirement date. The valuation disclosed that the assets after allowing for expected future increases in earnings and pensions represented 108% of the benefits that have accrued to members. The actuary has recommended that the existing funding programme be maintained until the results of the next formal valuation of the fund, which will be made as at 31 March 2007, are available.

The financial assumptions used in deriving the valuation are set out in the table below.


Financial assumptions                                                     2007                   2006
                                                                          % pa                   % pa

Irish Schemes
Inflation rate                                                            2.25                   2.10
Discount rate                                                             4.95                   4.60
Rate of general increase in salaries                                      3.38*                 3.26*
Rate of increase in pensions in payment                                   3.08*                 2.93*
Rate of increase to deferred pensions                                     2.25                   2.10

UK Schemes
Inflation rate                                                            3.00                   2.75
Discount rate                                                             5.30                   4.95
Rate of general increase in salaries                                      4.22*                 3.97*
Rate of increase in pensions in payment                                   3.58*                 3.33*
Rate of increase to deferred pensions                                     3.00                   2.75

* Allows  for  additional  0.5% for 5 years  beginning  1 April  2005 for  Staff
Pension Fund

Mortality assumptions

The Mortality assumptions used in estimating the actuarial value of the liabilities for the Bank of Ireland Staff Pension Fund are the same as those adopted in the formal actuarial valuation at 31 March 2004. A complete actuarial review of mortality experience will be carried out between 1 April 2007 and 30
September 2007.

Post-retirement mortality assumptions (Main Scheme)                      2007                     2006
Longevity at age 60 for current pensioners (years)
Males                                                                    22.3                    22.3
Females                                                                  25.3                    25.3

Longevity at age 60 for future pensioners (years)
Males                                                                    24.5                    24.5
Females                                                                  27.5                    27.5


13   Retirement Benefit Obligations (continued)

The expected long term rates of return and market value of assets of the material defined benefit plans on a combined basis as at 31 March 2007 and 31 March 2006 were as follows:


                                                     2007                              2006
                                          Expected long     Market Value         Expected     Market Value
                                           term rate of                         long term
                                                 return                    rate of return
                                                      %             EURm                %             EURm

Equities                                            7.4            3,014              7.5            2,687
Bonds                                              4.35              953              4.2              860
Property                                            5.7              457              6.5              487
Cash                                                4.1               81              3.3               36

Total market value of schemes assets                6.5            4,505              6.6            4,070

Actuarial value of liabilities of
funded schemes                                                   (5,082)                           (4,866)
Aggregate deficit in schemes                                       (577)                             (796)
Unfunded schemes                                                    (10)                              (12)

Net pension deficit                                                (587)                             (808)

The liability to defined contribution schemes at 31 March 2007 was EUR3m. The pension scheme assets within equities included Bank of Ireland shares amounting to EUR69m (31 March 2006: EUR58m) and property occupied by Group companies to the value of EUR50m (31 March 2006: EUR150m).

Analysis of the amount  recognised in Statement of Recognised Income and Expense
(SORIE)  2007 2006 EURm EURm  Actuarial  gain/(loss)  on scheme  assets  144 401
Experience gain/(loss) on liabilities (126) (46) Gain/(loss) on change of assumptions (financial and demographic) 211 (224) Currency (loss) (16) -

Total gains/(losses) recognised in the SORIE during the year before                       213              131
adjustment of tax

Cumulative amount of gains/(losses) recognised in SORIE to end of year                  (118)            (331)


Defined benefit pension plans                                           2007             2006             2005
                                                                        EURm             EURm             EURm

Present value of obligations                                           5,092            4,878            4,341
Scheme assets                                                          4,505            4,070            3,417

Deficit within schemes                                                   587              808              924

Sensitivity analysis for each of the assumptions used to measure the scheme liabilities, showing the increase in defined benefit obligations at 31 March 2007.

Factor                     Change in assumption       BOI Staff Pension Fund
                                                      Impact in scheme
                                                        liabilities

Discount rate              Decrease 0.1%              Increase 2.2%
Rate of Inflation          Increase 0.1%              Increase 2.2%
Rate of salary growth      Increase 0.1%              Increase 0.8%
Life expectancy            Increase by 1 year         Increase 2.9%


While the table above shows the impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.

14   Contingent Liabilities and Commitments

            The tables below give, for the Group, the contract amounts and risk weighted amounts of contingent liabilities and commitments. The maximum exposure to credit loss under contingent liabilities and commitments is the contract amount of the instrument in the event of non-performance by the other party where all counter claims, collateral or security proved worthless. The risk weighted amounts have been calculated in accordance with the Irish Financial Services Regulatory Authority guidelines implementing the Basel agreement on capital adequacy (i).


                                                                                   The Group
                                                                          2007           2006
                                                                                    Risk                  Risk
                                                                    Contract    Weighted   Contract   Weighted
                                                                      Amount      Amount     Amount     Amount

The Group - Contingent Liabilities                                      EURm        EURm        EURm      EURm
Acceptances and endorsements                                              39          24         37         21
Guarantees and assets pledged as collateral security
- Assets pledged                                                           -           -          -          -
- Guarantees and irrevocable letters of credit                         1,719       1,540      1,354      1,321

Other contingent liabilities                                             745         302        675        327

                                                                       2,503       1,866      2,066      1,669

The Group - Commitments
Sale and option to resell transactions                                     -           -          -          -
Other commitments
-   Documentary credits and short-term  trade-related                    176          34        160         36
transactions
-   Forward asset purchases, forward deposits placed and forward
sale and repurchase agreements                                             -           -          -          -
-   Undrawn note issuance and revolving underwriting facilities          758         163        409          -
-   Undrawn formal standby facilities, credit lines and other
commitments to lend
    - irrevocable with original maturity of over 1 year               10,847       5,208      8,006      3,790
    - revocable or irrevocable with original maturity of 1 year       24,232           -     22,362          -
or less (ii)
                                                                      36,013       5,405     30,937      3,826


(i) Under the Basel agreement, a credit conversion factor is applied to the contract amount to obtain the credit equivalent amount, which is then risk weighted according to counterparty.

(ii) Undrawn loan commitments which are unconditionally cancellable at any time or which have a maturity of less than one year have a risk weighting of zero.


15   Share Capital, Share Premium and Treasury Stock

      Capital Stock

      The Bank

      Authorised                                                                             2007          2006
                                                                                             EURm          EURm

      1,500m units of EUR0.64 of Ordinary Stock                                               960           960
      8m units of Non-Cumulative Preference Stock of US$25 each                               150           165
      100m units of Non-Cumulative Preference Stock of StgGBP1 each                           147           144
      100m units of Non-Cumulative Preference Stock of EUR1.27 each                           127           127
      100m units of Undesignated Preference Stock of US$0.25 each                              19            21
      100m units of Undesignated Preference Stock of StgGBP0.25 each                           37            36
      100m units of Undesignated Preference Stock of EUR0.25 each                              25            25

                                                                                            1,465         1,478

                                                                                             2007          2006
      Allotted and fully paid                                                                EURm          EURm

                                                                                              611           607
      955.4m units of EUR0.64 of Ordinary Stock                                                45            49
      70.2m units of EUR0.64 of Treasury Stock                                                  3             3
      1.9m units of Non-Cumulative Preference Stock of StgGBP1 each                             4             4

      3.0m units of Non-Cumulative Preference Stock of EUR1.27 each                           663           663


The weighted average Ordinary Stock in issue at 31 March 2007, used in the earnings per unit of Ordinary Stock calculation, excludes the Treasury Stock which does not represent Ordinary Stock in issue. Treasury shares do not rank for dividend and while own shares held for the benefit of life assurance policyholders legally rank for dividend they do not accrue in the Group financial statements.

16   Reserves and Retained Earnings



                                                                 The Group
                                                          2007        2006
                                                                 Restated*
                                                          EURm        EURm
Stock premium account
Opening balance                                            767         767
Premium on issue of stock                                    4           -
Closing balance                                            771         767

Capital reserve
Opening balance                                            359         311

Transfer from retained profit                               70          48

Closing balance                                            429         359

Retained profit
Opening balance previously reported                      3,188       2,392
Impact of change in accounting policy*                       -        (90)
Revised opening balance                                  3,188       2,302

Profit for period attributable to stockholders           1,651       1,230
Equity dividends                                         (524)       (448)
Dividends on other equity interests                       (15)        (13)
Transfer to capital reserves                              (70)        (48)
Profit retained                                          1,042         721

Reissue of treasury stock                                  129          48
Transfer from revaluation reserve                          108           4
Transfer from share based payments reserve                  15           -
Actuarial gains/(losses) on pension funds                  190         113

Closing balance                                          4,672       3,188

Share based payments reserve
Opening balance                                             27          16
Charge to the income statement                              12          11
Transfer to retained profit                               (15)           -
Closing balance                                             24          27

Foreign exchange reserve
Opening balance                                          (125)       (108)
Exchange adjustments during year                            49        (17)

Closing balance                                           (76)       (125)

* Restated for change in accounting policy - see page 23



16   Reserves and Retained Earnings (continued)

                                                                  The Group
                                                             2007         2006
                                                             EURm         EURm
     Revaluation reserve
     Opening balance                                          342          159
     Transfer to revenue reserve on sale of property        (108)          (4)
     Revaluation of property                                   34          212
     Deferred tax on revaluation/reclassification of         (16)         (25)
     property

     Closing balance                                          252          342

     Available for sale reserve
     Opening balance                                           26          130
     Net changes in fair value                               (57)        (115)
     Deferred tax on fair value changes                         8           15
     Profit/loss on disposal                                 (10)          (4)

     Closing balance                                         (33)           26

     Cash flow hedge reserve
     Opening balance                                           60           67
     Net changes in fair value                                188          (8)
     Deferred tax of fair value changes                      (53)            1

     Closing balance                                          195           60

     Other equity reserve
     Opening balance                                          114          114
     Movement during period                                     -            -

     Closing balance                                          114          114



17   Acquisitions

Paul Capital Investments:

On 20 June 2006 the Bank entered into a joint venture partnership with Paul Capital Partners, a leading US private equity specialist, establishing Paul Capital Investments LLC which provides private equity fund of funds products and advisory services to institutional and other investors worldwide. The consideration at the time of acquisition was US$25m. The acquisition is currently being accounted for as a joint venture using the equity method of accounting.

Guggenheim Advisors:

On 20 January 2006 the Bank acquired a 71.5% interest in Guggenheim Advisors. The final cash consideration for the transaction was US$148m, which was reported last year as being dependent on the performance of the business to 1 April 2006 and 1 August 2006. This is $3m higher than the anticipated consideration of $145m as reported last year. Goodwill has been adjusted accordingly.

Guggenheim Advisors management and Guggenheim partners both retain holdings in the company and these holdings are subject to put and call arrangements in the medium term on an agreed basis. These options if exercised are required to be settled in stock in the Governor and Company. In accordance with the Group's accounting policy in respect of transactions of this nature with minorities no liability has been recognised for these options.

18     Rates of Exchange

The principal rates of exchange used in the preparation of the accounts are as follows:

                                    31 March 2007                    31 March 2006
                                Average       Closing            Average        Closing
EUR/US$                          1.2912        1.3318             1.2126         1.2104
EUR/StgGBP                       0.6783        0.6798             0.6826         0.6964


Average Balance Sheet and Interest Rates

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the years ended 31 March 2007 and 2006. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group.


                                                     Year Ended                      Year Ended
                                                    31 March 2007                  31 March 2006

                                             Average                         Average
                                             Balance  Interest        Rate   Balance   Interest      Rate
                                                EURm      EURm           %      EURm       EURm         %

ASSETS
Loans to banks
Domestic offices                               7,625       259         3.4     9,268        226       2.4
Foreign offices                                  726        33         4.5       238         12       5.0
Loans to customers(1)
Domestic offices                              62,584     3,354         5.4    49,969      2,309       4.6
Foreign offices                               53,133     3,140         5.9    43,106      2,464       5.7
Central government and other eligible
bills
Domestic offices                                   -         -           -       126          1       0.8
Foreign offices                                    -         -           -         -          -         -
Debt Securities
Domestic offices                              30,368     1,283         4.2    24,380        869       3.6
Foreign offices                                1,414        59         4.2     1,518         64       4.2
Other financial assets at fair value
through P/L
Domestic offices                                  29         -           -       152          1       0.7
Foreign offices                                  276        13         4.7       232         10       4.3
Total interest-earning assets
Domestic offices                             100,606     4,896         4.9    83,895      3,406       4.1
Foreign offices                               55,549     3,245         5.8    45,094      2,550       5.7
Net swap interest                                  -         7           -         -         34         -

                                             156,155     8,148         5.2   128,989      5,990       4.6
Allowance for impairment losses                (391)         -           -     (341)          -         -
Non interest earning assets(2)                22,146         -           -    18,615          -         -

Total Assets                                 177,910     8,148         4.6   147,263      5,990       4.1

Percentage of assets applicable to foreign
activities                                     32.5%                           31.8%


Average Balance Sheet and Interest Rates (continued)


                                                  Year Ended                       Year Ended
                                                31 March 2007                    31 March 2006

                                          Average                           Average
                                          Balance   Interest       Rate     Balance   Interest      Rate
                                             EURm       EURm          %        EURm       EURm         %
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits by banks
Domestic offices                           12,526        294        2.3       8,201        178       2.2
Foreign offices                            15,318        772        5.0      10,878        534       4.9
Customer accounts
Domestic offices                           31,389        880        2.8      35,817        746       2.1
Foreign offices                            25,331      1,129        4.5      20,579        839       4.1
Debt securities in issue
Domestic offices                           36,214      1,609        4.4      23,800        827       3.5
Foreign offices                             6,914        326        4.7       6,393        301       4.7
Subordinated liabilities
Domestic offices                            3,722        167        4.5       2,955        120       4.1
Foreign offices                             3,357        214        6.4       2,284        137       6.0
Total interest bearing liabilities
Domestic offices                           83,851      2,950        3.5      70,773      1,871       2.6
Foreign offices                            50,920      2,441        4.8      40,134      1,811       4.5

                                          134,771      5,391        4.0     110,907      3,682       3.3

Non interest bearing liabilities
Current accounts                           11,958          -          -      10,578          -         -

Other non interest bearing liabilities     25,069          -          -      20,987          -         -
(2)

Stockholders equity                         6,112          -          -       4,791          -         -

Total liabilities and stockholders'       177,910      5,391        3.0     147,263      3,682       2.5
equity

Percentage of liabilities applicable
to foreign activities                       32.5%                             31.8%



(1) Loans to customers include non-accrual loans and loans classified as problem loans.

(2) The balance sheets of the life assurance companies have been consolidated and are reflected under "Non interest earning assets" and "Other non interest bearing liabilities".

Capital Adequacy Data

The following table shows the components and basis of calculation of the Group's
Tier 1 and Total Capital ratios .
                                                          31 March                 31 March
                                                              2007                     2006

Capital Base                                                  EURm                     EURm
Ordinary Share capital                                         656                      656
Eligible reserves                                            5,539                    3,941
Equity minority interests in subsidiaries                       34                       45
Preference stock and preference shares                          65                       65
Bristol & West preference shares                                74                       72
Perpetual preferred securities                               3,319                    2,516
Regulatory adjustments (net)                                 (379)                       39
Total Tier 1 capital                                         9,308                    7,334
Revaluation reserves - property and other                      647                      690
IBNR provisions                                                134                      127
Subordinated perpetual debt capital                            294                      431
Subordinated dated debt capital                              3,995                    3,405
Less supervisory deductions                                   (32)
Total Tier 2 capital                                         5,038                    4,653
Tier 1 and Tier 2 capital                                   14,346                   11,987
Supervisory deductions                                     (1,019)                    (870)
Total Capital                                               13,327                   11,117
Risk weighted assets
Banking book
            On balance sheet                              103,982                    87,424
            Off balance sheet                               5,986                     5,974
                                                          109,968                    93,398
Trading book
            Market risks                                    2,570                     3,708
            Counterparty and settlement risks                 402                       404

                                                            2,972                     4,112
Total risk weighted assets                                112,940                   97,510
Capital ratios
Tier 1                                                        8.2%                     7.5%
Equity Tier 1                                                 5.2%                     4.8%
Total                                                        11.8%                    11.4%

Consolidated Income Statement
for the year ended 31 March 2007
(Euro, US$ & STGGBP)                                                           EURm      US$m(1)     StgGBPm(1)

Interest Income                                                               8,137       10,837        5,532

Interest Expense                                                            (5,380)      (7,165)      (3,658)
Net Interest Income                                                           2,757        3,672        1,874

Insurance net premium income                                                  2,188        2,914        1,487
Fees and commissions income                                                     898        1,196          610
Fees and commissions expense                                                  (160)        (213)        (108)
Net trading income                                                             (70)         (93)         (47)
Life assurance investment income and gains                                      247          329          168
Other operating income                                                          199          265          135
Profit on disposal of business activity                                         243          324          165
Profit on sale of property                                                       87          115           59

Total Operating Income                                                        6,389        8,509        4,343

Increase in insurance contract liabilities and claims paid                  (2,213)      (2,947)      (1,504)
Total Operating Income, net of Insurance Claims                               4,176        5,562        2,839
Total Operating Expenses                                                    (2,159)      (2,876)      (1,468)
Operating Profit before Impairment Losses                                     2,017        2,686        1,371
Impairment losses                                                             (103)        (137)         (70)
Operating Profit                                                              1,914        2,549        1,301
Share of profit of associated undertakings and joint ventures                    44           59           30
Profit before Taxation                                                        1,958        2,608        1,331
Taxation                                                                      (306)        (408)        (208)
Profit for the Period                                                         1,652        2,200        1,123

Attributable to minority interests                                                1            1            1
Attributable to stockholders                                                  1,651        2,199        1,122

Profit for the Period                                                         1,652        2,200        1,123



(1)     Converted at closing exchange rates.

        Consolidated Balance Sheet as at 31 March 2007
        (Euro, US$ & STGGBP)
                                                                              EURm         US$m(1)   StgGBPm(1)

              ASSETS
              Cash and balances at central banks                               362          482            246
              Items in the course of collection from other banks               811        1,080            551
              Central government and other eligible bills                       11           15              7
              Trading securities                                               520          693            353
              Derivative financial instruments                               2,849        3,794          1,937
              Other financial assets at fair value through P/L              12,707       16,923          8,638
              Loans and advances to banks                                    7,210        9,602          4,901
              Available-for-sale financial assets                           33,449       44,547         22,739
              Loans and advances to customers                              125,048      166,539         85,008
              Interest in associated undertakings                               26           35             18
              Interest in joint ventures                                        73           97             50
              Assets classified as held for sale                                83          111             56
              Intangible assets - Goodwill                                     347          462            236
              Intangible assets - Other                                        596          794            405
              Investment property                                            1,142        1,521            776
              Property, plant & equipment                                      665          886            452
              Deferred tax asset                                                25           33             17
              Other assets                                                   2,889        3,847          1,965
              Total assets                                                 188,813      251,461        128,355

              EQUITY AND LIABILITIES
              Deposits by banks                                             20,405       27,175         13,871
              Customer accounts                                             72,277       96,259         49,134
              Items in the course of transmission to other banks               243          324            165
              Derivative financial instruments                               2,935        3,909          1,995
              Liabilities to customers under investment contracts            6,736        8,971          4,579
              Debt securities in issue                                      59,523       79,273         40,464
              Insurance contract liabilities                                 7,190        9,576          4,888
              Other liabilities                                              3,983        5,305          2,708
              Deferred tax liabilities                                         278          370            189
              Provisions                                                        87          116             59
              Retirement benefit obligations                                   590          785            401
              Subordinated liabilities                                       7,808       10,398          5,308
              Total liabilities                                            182,055      242,461        123,761

              Equity
              Share capital                                                    663          883            451
              Share premium account                                            771        1,027            524
              Retained profit                                                4,672        6,222          3,176
              Other reserves                                                   905        1,205            615
              Own shares held for the benefit of life assurance              (287)        (382)          (195)
              policyholders
              Stockholders' equity                                           6,724        8,955          4,571
              Minority interests                                                34           45             23
              Total equity                                                   6,758        9,000          4,594
              Total equity and liabilities                                 188,813      251,461        128,355






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 31 May 2007